JOHN C. LAMSON

EXECUTIVE VICE PRESIDENT

AND CHIEF FINANCIAL OFFICER

April 25, 2008

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	First Advantage Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007 Filed on February 28, 2008

Form 8-K Filed on February 20, 2008

File no. 001-31666

Dear Ms. Collins:

We received your letter dated March 20, 2008 regarding the Securities and Exchange Commission’s (the “SEC”) review of our Form 10-K for the Fiscal Year Ended December 31, 2007 Filed on February 28, 2008 and our Form 8-K Filed on February 20, 2008.

In connection with responding to the SEC’s comments, we acknowledge that:

(a)	First Advantage Corporation (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

(b)	SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

(c)	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Our response to each comment is listed below and organized numerically in the same manner as your comments, which are repeated below prior to our responses.

Form 10-K for the Fiscal Year Ended December 31. 2007

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 52

SEC Comment:

Kathleen Collins	April 25, 2008
United States Securities and Exchange Commission	Page 2

1.	We note your disclosure on page 25 where you indicate that you generate revenue from sale of software licenses and maintenance services. Tell us what percentage of your revenue is generated from the sale of software licenses. Also, please provide a detailed description of your software license sales (i.e., term vs., perpetual license) and tell us how your revenue recognition complies with the guidance under SOP 97-2.

Company Response:

The revenue generated from the sale of software licenses is approximately $8.7 million, or 1% of consolidated revenue for the year ending December 31, 2007.

The software license revenue comes from the sale of both perpetual and term software licenses. Term licenses are recognized into income ratably over the life of the agreement and perpetual licenses are recognized when the software is installed and operative.

For all arrangements, the Company ensures that persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable, which is in accordance with SOP 97-2 “Software Revenue Recognition”, as amended by SOP 98-4 and SOP 98-9.

SEC Comment:

2.	Please clarify for us if you enter into multiple element arrangements. If so, tell us the nature and terms of your multiple element arrangements and the timing and period over which they are delivered. Also, tell us how the arrangement fee is allocated to each element and how you determine the VSOE of fair value for each element under the guidance of SOP 97-2 and EITF 00-21.

Company Response:

Certain of the Company’s software sales resulted from multiple element arrangements. The multiple element arrangements can include sale of software and implementation fees, license fees, maintenance fees, hosting and support fees. The agreements can include two or more of the following elements and are recognized as follows:

Software/Implementation Fees	Recognized when work is completed
License Fees	Recognized at delivery of software
Maintenance Fees	Recognized ratably over the term of the agreement
Hosting Fees	Recognized ratably over the term of the agreement
Support Fees	Recognized ratably over the term of the agreement

The length of the arrangements can vary from one to five years.

The pricing for each element is determined and recognized as revenue in the same manner as if the product were being sold separately, which determines the vendor-specific objective evidence (VSOE) of fair value. Most of the products can be sold on a standalone basis, but for those that are not, the appropriate authorized management has established the individual pricing that

100 Carillon Parkway • St. Petersburg, FL 33716 T: 727.214.3420 • F: 727.214.3422

www.FADV.com

Kathleen Collins	April 25, 2008
United States Securities and Exchange Commission	Page 3

becomes the standard pricing for that product. In some cases the products are actually billed separately.

SEC Comment:

3.	On page 52, you indicate that “a portion of the membership revenue received is paid in form of a commission to clients and is reflected in other operating expenses.” Please explain to us the nature and terms of these arrangements. Is the portion of the fee that is paid to clients reflected as revenue when received and as operating expenses when the commissions are paid? Tell us why the fees paid to clients are reflected as operating expenses versus costs of sales. Also, tell us how you considered EITF 99-19 in accounting for such revenues and what percentage of your revenue is generated from such arrangements for the periods presented.

Company Response:

The Company remits a commission to clients based on a percentage of membership revenue earned. In accordance with EITF 99-19, we record the revenue “gross” as we are the primary obligor in the transaction and bear credit risk related to the revenue billed. The revenue is recognized as earned and the commission (fees paid to clients) is accrued in the same month that the revenue is earned. Revenue from these arrangements was 1.1%, .6% and .4% of consolidated revenue for the years ended December 31, 2007, 2006 and 2005, respectively. The fees paid to clients are properly reflected in cost of sales and not in operating expenses in the consolidated statements of income and comprehensive income. The Company will revise the disclosure regarding the classification of these costs in future filings.

SEC Comment:

4.	We note that customer programming and professional consulting service revenue is recognized using the percentage of completion method. Please explain further the nature of these arrangements. Tell us how you considered footnote 1 of SOP 81-1 which does not permit the use of contract accounting for service contracts and provide us with an analysis, which demonstrates how this literature applies to the Company’s customer programming and professional consulting arrangements.

Company Response:

The revenue that the Company recognized using percentage completion accounting was $278,000 in 2007 and $603,000 in 2006. There was no revenue recognized in 2005 using percentage of completion accounting. The accounting method was chosen based on guidance in SOP 97-2 based on the fact that the arrangements to deliver the software require significant modification and customization, which includes programming and consultation and was not solely a “service contract” as noted in footnote 1 of SOP 81-1.

Note 3. Acquisitions

Kathleen Collins	April 25, 2008
United States Securities and Exchange Commission	Page 4

SEC Comment:

5.	On page 8, you indicate that the Company acquired two companies in 2007 and eleven companies in 2006. With regards to these acquisitions, please explain further the following:

•	Tell us how you considered disclosure requirements of paragraph 51 of SFAS 141.

Company Response:

In 2007 the Company acquired 2 businesses for an aggregate purchase price of $10.9 million. In 2006 the Company acquired 11 businesses for an aggregate purchase price of $53.9 million. None of the acquisitions in 2006 or 2007 were deemed to be material in the aggregate or individually. Even though the acquisitions in the aggregate were not material, the Company disclosed information regarding the acquisitions in accordance with paragraph 53 of SFAS 141.

SEC Comment:

•	Tell us how you considered the requirements to file a Form 8-K pursuant to Item 1.01, Item 2.01 and Item 9.01 of Form 8-K.

Company Response:

The Company reviews the requirements set forth in Item 1.01, Item 2.01 and Item 9.01 of Form 8-K in connection with every business acquired. Each of the acquisitions consummated in 2006 and 2007 individually and in the aggregate were not significant, thus not requiring the filing of a Form 8-K.

SEC Comment:

•

Tell us how you considered the requirements of Article 3-05 and Article 11 of Regulation S-X to provide audited financial statements and pro-forma financial information for these acquisitions. In this regard, tell us how you considered these acquisitions, both individually and in the aggregate, in concluding that such financial information was not required. Further, we note that several of your acquisitions include earn-out provisions. In this regard, tell us how you considered the contingent consideration when calculating the significance test.

Company Response:

The Company reviews the requirements set forth in Article 3-05 and Article 11 of Regulation S-X in connection with every business acquired, both individually and in the aggregate. With respect to the acquisitions consummated in 2006 and 2007 none of the businesses acquired individually or in the aggregate met the significance tests relevant to both Article 3-05 and Article 11. One acquisition consummated in 2006 and one in 2007 includes an earn-out provision and the Company considered the most likely contingent payment at the time, based upon its forecasts, when calculating the relevant significance tests.

Kathleen Collins	April 25, 2008
United States Securities and Exchange Commission	Page 5

SEC Comment:

6.	We note your disclosures on page 56 where you indicate that when determining the fair value of assets and liabilities acquired, the Company uses various techniques including outside appraisals. Your disclosures on page 51 also reference their party valuations in estimating fair values in purchase business combinations. If you choose to rely on an independent third party, you should identify the independent firm and include the expert’s consent when the reference is included in a filing in the 1933 Act environment. In this regard, it appears that this Form l0-K may be incorporated by reference into your previously filed Forms S-3, Forms S-4 and Forms S-8. Please tell us how you considered the guidance in Rule 436(b) of Regulation C and how you intend to comply with such guidance.

Company Response:

The Company engages outside consultants to assist the Company in estimating fair values in connection with acquired businesses. These situations are limited to significant acquisitions. The ultimate decision of assigning fair values to assets and liabilities of an acquired business resides with management of the Company. Accordingly, the Company has not relied on the outside consultants as experts. As indicated in response to SEC comment number 5, none of the Company’s acquisitions in 2006 or 2007 were significant acquisitions and thus outside consultants were not engaged to assist the Company in estimating fair values in connection with those acquisitions. If the Company chooses to rely on an independent third party, as an expert, in connection with future acquisitions, the Company will identify the independent firm and include the expert’s consents in future filings.

Note 8. Investment in Marketable Equity Securities, page 60

SEC Comment:

7.	Please explain further the following with regards to your investment in DealerTrack’s common stock:

•

We note that as a result of DealerTrack’s IPO, the Company’s ownership interest decreased from 21% to 16%. We further note that following DealerTrack’s follow-on offering, your investment interest decreased further to 14%. Please explain, in detail, how you determined that the Company should continue to account for this investment under the equity method following each of these transactions and tell us how you considered paragraph 17 of APB 18 your accounting for this investment.

Company Response:

The Company accounted for it’s investment in DealerTrack’s (“TRAK”) common stock on the equity method after TRAK’s IPO because the Company continued to exert influence as one of two shareholders each with an approximate 16% ownership and Board representation.

Kathleen Collins	April 25, 2008
United States Securities and Exchange Commission	Page 6

After TRAK’s follow-on offering in 2006, the Company continued to hold a Board seat and the Company’s approximate 14% ownership made the Company the largest shareholder, which in management’s opinion sustained the Company’s position to properly account for the investment on the equity method in accordance with APB 18. The Company ceased using the equity method of accounting in 2007 after it disposed of shares of TRAK that brought the Company’s ownership level down to approximately 6%, which in the opinion of management was not sufficient to warrant the continued use of equity accounting.

SEC Comment:

•	Please provide the calculations that support the $9.5 million and $7.0 million gains recognized in fiscal 2005 and 2006, respectively.

Company Response:

The calculation of the securities gains recorded in 2005 and 2006 related to TRAK’s IPO and follow-on offering are exhibited below:

First Advantage Corporation (FADV)

	INVESTMENT GAIN YEAR ENDED DEC 31,
	2005	2006 (1)	2006
Shares Sold by Dealertrack (TRAK)	6,666,667	1,530,815	2,750,000
Excess Value	$8.86	$7.49	$13.73

Amount	$59,044,736	$11,465,804	$37,743,750
FADV Ownership after offering	16.04%	15.34%	13.87%
Investment Gain	$9,470,776	$1,758,854	$5,234,726

Per FADV Form 10-K	$9,470,776		$6,993,580
Net Proceeds Per Share from Offering	$15.53	$15.88	$22.41
FADV Carrying Value Per Share	$6.67	$8.39	$8.69

Excess Value	$8.86	$7.49	$13.73

(1):	Gain on TRAK IPO overallotment proceeds recorded by FADV in 2006

Note 14. Earnings Per Share, page 67

SEC Comment:

8.	We note that you have two classes of common stock outstanding. Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for each class of your issued common stock. We refer you to paragraph 61(d) of SFAS 128 and EITF 03-6.

Kathleen Collins	April 25, 2008
United States Securities and Exchange Commission	Page 7

Company Response:

The Company has two classes of common stock. Class B shares are entitled to 10 votes per share on all matters submitted for stockholders to vote, while Class A shares are entitled to one vote. Class B shares are convertible into Class A shares on a one –to- one basis. Otherwise, the terms of the two classes of common stock are the same and thus the two- class method for computing and disclosing earnings per share is not applicable.

Note 16. Segment Information, page 70

SEC Comment:

9.	We note your disclosure on pages 41 and 71 where you indicate that you generate over 10% of your revenue from international operations. Please tell us how you considered the guidance in paragraph 38 of SFAS 131 to separately disclose revenues and long-lives assets by geographic areas.

Company Response:

The Company considered the guidance in paragraph 38 of SFAS 131 and determined that international revenues in total were material to our financial statements; therefore, the Company separately disclosed the international revenues and long-lived assets in total and by segment. No particular country or geographic area was material by itself and thus the Company determined it was not necessary to disclose the information by the individual country or geographic area for 2007.

Exhibit 31

SEC Comment:

10.	Please note that the language of the certifications required by Item 601(B) (3I) of Regulation S-K must be provided exactly as stated therein. In this regard, when preparing certifications pursuant to Exchange Act Rule 13a-14(a), you should not include the title of the office held by the signatory in the first line of the certifications.

Company Response:

In future filings, the Company will not include the title of the office held by the signatory in the first line of the certifications.

Form 8-K Filed February 20, 2008

SEC Comment:

11.	We note you present an adjusted EBITDA (a non-GAAP measure), which excludes a number of recurring items in your Form 8-K filed on February 20, 2008. Please tell us

Kathleen Collins	April 25, 2008
United States Securities and Exchange Commission	Page 8

how you have considered the guidance of Item 10,(e) of Regulation S-K and Question 8 in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures with regards to your non-GAAP measures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Company Response:

The Company believes that the presentation of EBITDA and Adjusted EBITDA has complied in all respects with the requirements of Item 10(e) of Regulation S-K and Question 8 in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “Non-GAAP FAQ”). The Company believes that providing EBITDA and Adjusted EBITDA to investors provides additional information to investors and permits investors and management to evaluate the operating performance of our core business without regard to potential distortions introduced by certain items.

EBITDA and Adjusted EBITDA were provided in our earnings press releases as a measure of operating performance. In the Form 8-K filed on February 20, 2008 (the “Form 8-K”), the Company presented EBITDA consisting of net income adjusted for income taxes; minority interest; interest expense; depreciation and amortization; gain on investment; income from discontinued operations, net of tax; and gain on sale of discontinued operations, net of tax. Adjusted EBITDA was also presented by adjusting for share based compensation expense.

The Company believes that the use of these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provided meaningful supplemental information regarding operating performance by excluding certain items that may not be indicative of the Company’s core business, operating results or future outlook. Management uses, and believes that investors benefit from referring to, these non-GAAP financial measures in assessing our operating results, as well as when planning, forecasting and analyzing future periods. The Company believes that these non-GAAP financial measures:

•	facilitate comparisons of our operating performance to prior periods and to our peers;

Kathleen Collins	April 25, 2008
United States Securities and Exchange Commission	Page 9

•	are a widely accepted financial indicator of our ability to service our debt and are used by us in determining compliance with certain covenants under our secured credit facility;

•

are widely used to measure our operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired; and

•

help investors to more meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure, interest expense from our outstanding debt and depreciation and amortization of property and equipment and other long term assets.

The Company has disclosed in the Form 8-K (and in our other Forms 8-K where EBITDA and Adjusted EBITDA appear) our beliefs about the material limitations of EBITDA and Adjusted EBITDA. The Company warns investors that these non-GAAP financial measures may not be comparable to similarly titled measures used by other companies and further cautions investors not to view EBITDA and Adjusted EBITDA as alternatives to the GAAP measures of net income or cash flows from operating, investing and financing activities or as a measure of liquidity. The Company compensates for these limitations by providing prominent disclosure of and reconciliation to the most equivalent GAAP measure, net income, where EBITDA and Adjusted EBITDA are presented.

The Company notes that your comments specifically address the removal of certain recurring items from our GAAP financial results. We believe the disclosures provided in Form 8-K meet the requirements of Item 10(e) of Regulation S-K and Question 8 of the Non-GAAP FAQ for each of the items excluded from our GAAP results. As the Staff notes in its answer to Question 8 of the Non-GAAP FAQ, there is no per se prohibition against removing a recurring item, and the appropriateness of its exclusion depends on all of the facts and circumstances.

In the Form 8-K, the Company removed two recurring items from our presentation of EBITDA and Adjusted EBITDA. Minority interest expense was excluded because it is not an operating cost. Share based compensation expense was also excluded to arrive at Adjusted EBITDA. For comparability purposes, the Company believed it was useful to provide a non-GAAP financial measure that excluded share based compensation expense in order to better understand the long-term performance of our core business and to facilitate the comparison of our results to the results of our peer companies.

In future filings, the Company will omit the presentation of adjusted EBITDA and remove minority interest expense from the computation of EBITDA.

Kathleen Collins	April 25, 2008
United States Securities and Exchange Commission	Page 10

Please contact the undersigned if you have any additional questions or comments.

Very truly yours,

First Advantage Corporation

By:	/s/ John Lamson
John Lamson
Executive Vice President and Chief Financial Officer of the Company

cc:	Julie Waters, Esq.